SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

JONES SODA CO.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

916902109

(CUSIP Number)

February 18, 2002

(Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [   ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [   ] Rule 13d-1(d)

SCHEDULE 13G

CUSIP NO. 916902109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CLIFTON INVESTMENTS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 1,105,800(1)

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,105,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,800(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  The shares are held by Clifton Investments, L.P. Cooper Capital, LLC is the sole general partner of Clifton Investments, L.P. and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC. The principals of Clifton Investments, L.P. disclaim beneficial ownership of all such shares held by Clifton Investments, L.P., except to the extent of their proportionate pecuniary interests therein.

SCHEDULE 13G

CUSIP NO. 916902109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

WILLOWBROOK INVESTMENTS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 22,500(1)

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 22,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) The shares are held by Willowbrook Investments, L.P. Cooper Capital, LLC is the sole general partner of Willowbrook Investments, L.P. and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Willowbrook Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC. The principals of Willowbrook Investments, L.P. disclaim beneficial ownership of all such shares held by Willowbrook Investments, L.P., except to the extent of their proportionate pecuniary interests therein.

SCHEDULE 13G

CUSIP NO. 916902109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

COOPER CAPITAL, LLC, a Delaware limited liability company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 1,128,300(1)

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,128,300(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,300(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  The shares are held by Clifton Investments, L.P. (1,105,800) and Willowbrook Investments, L.P. (22,500). Cooper Capital, LLC is the sole general partner of Clifton Investments, L.P. and Willowbrook Investments, L.P., and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P. and Willowbrook Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC. The principals of Cooper Capital, LLC disclaim beneficial ownership of all such shares held by Clifton Investments, L.P., and Willowbrook Investments, L.P., except to the extent of their proportionate pecuniary interests therein.

SCHEDULE 13G

CUSIP NO. 916902109	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

PETER C. COOPER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	☐
		(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 85,000

	6	SHARED VOTING POWER 1,128,300(1)

	7	SOLE DISPOSITIVE POWER 85,000

	8	SHARED DISPOSITIVE POWER 1,128,300(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,300(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.15%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Except for 85,000 shares over which Mr. Cooper exercises sole voting and dispositive power, the shares are held by Clifton Investments, L.P. (1,105,800) and Willowbrook Investments, L.P. (22,500). Cooper Capital, LLC is the sole general partner of Clifton Investments, L.P. and Willowbrook Investments, L.P., and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P. and Willowbrook Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC. Peter C. Cooper disclaims beneficial ownership of all such shares held by Clifton Investments, L.P. and Willowbrook Investments, L.P., except to the extent of his proportionate pecuniary interests therein.

Item 1(a)	Name of Issuer:

Jones Soda Co

Item 1(b)	Address of Issuer’s Principal Executive Offices:

234 9th Avenue North, Seattle, Washington 98109.

Item 2(a)	Name of Person Filing:

This statement is filed by:

Clifton Investments, L.P., a Delaware limited partnership, Willowbrook Investments, L.P., a Delaware limited partnership, Cooper Capital, LLC, a Delaware limited liability company, and Peter C. Cooper

The foregoing persons are hereinafter referred to as the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the Reporting Person is 26 Corporate Plaza, Suite 280, Newport Beach, California 92660

Item 2(c)	Citizenship:

Clifton Investments, L.P. – Delaware

Willowbrook Investments, L.P. - Delaware

Cooper Capital, LLC – Delaware

Peter C. Cooper – U.S. Resident Alien, a New Zealand citizen

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

916902109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Act.

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable. This Schedule is filed pursuant to 13d-1(c).

Item 4	Ownership:

                       A.     Clifton Investments, L.P and Cooper Capital, LLC. The shares are held by Clifton Investments, L.P. Cooper Capital, LLC is the sole general partner of Clifton Investments, L.P. and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC.

(a)	Amount beneficially owned: 1,105,800

(b)	Percent of class: 5.6%

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 1,105,800

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 1,105,800

                        B.     Willowbrook Investments, L.P. and Cooper Capital, LLC. The shares are held by Willowbrook Investments, L. P. Cooper Capital, LLC is the sole general partner of Willowbrook Investments, L.P. and as the general partner, it may be deemed to have shared voting and investment power for the shares held by Willowbrook Investments, L.P. Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC

(a)	Amount beneficially owned: 22,500
(b) Percent of class: 0.1%.

(c)	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 22,500

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition 22,500

             C.    Peter C. Cooper, a Director of the Issuer, is the managing member of Cooper Capital, LLC and may be deemed to have shared voting and investment power for the shares held by Clifton Investments, L.P.,Willowbrook Investments, L.P. and Cooper Capital, LLC.

(a)	Amount beneficially owned: 1,213,300

(b)	Percent of class: 6.15%

(c)	(i)	Sole power to vote or direct the vote: 85,000

	(ii)	Shared power to vote or direct the vote: 1,128,300

	(iii)	Sole power to dispose or direct the disposition: 85,000

	(iv)	Shared power to dispose or direct the disposition: 1,128,300

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The Reporting Person hereby makes the following certification:

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

                      After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2003	Clifton Investments, L.P., a Delaware limited partnership

By:	Cooper Capital, LLC, a Delaware limited liability company, its General Partner

By:	/s/ Peter C. Cooper
Peter C. Cooper, Sole Manager

Willowbrook Investments, L.P., a Delaware limited partnership

By:	Cooper Capital, LLC, a Delaware limited liability company, its General Partner

By:	/s/ Peter C. Cooper
Peter C. Cooper, Sole Manager

Cooper Capital, LLC, a Delaware limited liability company

By:	/s/ Peter C. Cooper
Peter C. Cooper, Sole Manager

Peter C. Cooper